Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Kilcoy Pastoral Company Trading USA, LLC	United States
Ruprecht Company	United States
KGF Asia Holding, Ltd.	Cayman Islands
Blacqua Pte. Ltd.	Singapore
Kilcoy Pastoral Company Limited	Australia
Kyneton Food Solutions Pty Ltd.	Australia
Kilcoy Cuisine Solutions Pty Ltd.	Australia
Tabro Meat Pty Ltd.	Australia
Hardwicks Meat Works Pty Ltd.	Australia
KGF Coominya Foods Pty Ltd	Australia
KPC Hong Kong Holdings Limited	Hong Kong
Shanghai Lvjie Industrial Development Co., Ltd.	PRC
Weihai Weidao Food Co., Ltd.	PRC